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                                                          SEC FILE NUMBER
                                                             0-027070
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                                                           CUSIP NUMBER
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: September 30, 1998

        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        For the Transition Period Ended:______________________________________


Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
Venture Seismic Ltd.
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Full Name of Registrant

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Former Name if Applicable
3110  80th Avenue, SE
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Address of Principal  Executive Office (Street and Number)
Calgary, Alberta, Canada  T2C 1J3
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City, State and Zip Code

PART II-- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)


        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof,
[X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant was unable to compile all information required for inclusion in the Form 10-K on a timely basis.

                                                                 SEC 1344(11-91)
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Gregory B. Wiebe           403                   777-9070
        -----------------------    -----------          ------------------
                (Name)             (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been
        filed? If answer is no, identify report(s).           Yes [X] No [ ]

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(3)     Is it anticipated that any significant change in results of operations from the corresponding period for that last fiscal year will be reflected by the earnings statements to be included in the subject
        report or portion thereof?                            Yes [X] No [ ]

        If so, attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Results of operation for the year ended September 30, 1998 ("fiscal 1998") are expected to be significantly different from the year ended September 30, 1997 ("fiscal 1997") primarily due to i) the acquisition of Continental Holdings Ltd. ("Continental") effective July 1, 1998, including (a) the recognition in Venture's fourth quarter of marine-based revenues and direct expenses resulting from the acquisition, and (b) increased amortization expense related to the amortization of goodwill recognized on the acquisition of Continental,
        ii) increased direct expenses from land-based operations in fiscal 1998 and iii) increased administration, depreciation and interest expense related to increased activity and debt levels from land-based operations and the acquisition of Continental.

        The Registrant expects to report a net loss for fiscal 1998 of between $1,633,000 and $1,400,000, or $0.35 and $0.30 per share, compared to net income of $1,455,000 or $0.47 per share for fiscal 1997.


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                              Venture Seismic Ltd.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     12/23/98                   By        /s/   Greg Wiebe
    --------------------              -----------------------------------------
                                      Gregory B. Wiebe, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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        INTENTIONAL MISSTATEMENTS OR OMISSION OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                               GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 25) of the General Rules and Registration under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record In the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.